UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Trading Update Announcement

On December 21, 2020, Abcam plc (the “Company”) issued a press release (the “Trading Update Announcement”) announcing that it will release an unaudited trading update ahead of its results for the six months ending December 31, 2020 at 12:00 p.m. GMT on January 11, 2021, and that management will host a conference call and webcast at 2:00 p.m. GMT on January 11, 2021 to discuss the update. The Company plans to report its interim results for the six months ending December 31, 2020 on March 8, 2021.

The Trading Update Announcement is furnished herewith as Exhibit 1 to this Report on Form 6-K (the “Form 6-K”).

J.P. Morgan Healthcare Conference Announcement

Also on December 21, 2020, the Company issued a press release announcing the Company’s planned participation at the 39th Annual J.P. Morgan Healthcare Conference on January 14, 2021 and corresponding webcast information (the “Conference Announcement”).

The Conference Announcement is furnished herewith as Exhibit 2 to this Form 6-K.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the anticipated unaudited trading update and release of interim results and the Company’s participation in investor conferences and presentations, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on October 22, 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof, and the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by law.

EXHIBIT INDEX

Exhibit No.	Description
1	Trading Update Announcement

2	Conference Announcement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: December 22, 2020	By:	/s/ Alan Hirzel
		Name:	Alan Hirzel
		Title:	Chief Executive Officer